Principal Funds 711 High Street, Des Moines, IA 50309 800-222-5852 tel www.principalfunds.com

June 3, 2019
Mr. Michael Beer, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080
Dear Mr. Beer:
Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Fund Name	Purchase Amount	Shares Purchased

Principal Diversified Select Real Asset Fund - Class A	$25,000	1,000
Principal Diversified Select Real Asset Fund - Institutional Class	$25,000	1,000
Principal Diversified Select Real Asset Fund - Class Y	$50,000	2,000
Each share of the Principal Diversified Select Real Asset Fund has a par value of $0.01 and a price of $25.00 per share. In connection with such purchase, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY	/s/ Clint Woods
Clint Woods
Counsel, VP, and Assistant Secretary